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                            May 3, 2021

       Adam Felesky
       Chief Executive Officer
       Portage Fintech Acquisition Corporation
       280 Park Avenue, 3rd Floor
       New York, NY 10017

                                                        Re: Portage Fintech
Acquisition Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 6,
2021
                                                            CIK No. 0001853580

       Dear Mr. Felesky:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted April 6, 2021

       Summary
       Our Company, page 2

   1. We note your disclosure that your sponsor is an "ecosystem partner" of Portage Ventures.
                                                        Please describe the
meaning of "ecosystem partner" in this context.
       Management, page 114

   2. We note your disclosure that you expect to reimburse your sponsor for the compensation expenses related to
three individuals dedicated to the SPAC in an amount equal to
                                                        $900,000 per year, in
the aggregate, for services rendered to you. We also note your disclosure that this
includes $450,000 per year to your chief financial officer. We note
 Adam Felesky
Portage Fintech Acquisition Corporation
May 3, 2021
Page 2
       that these payments are atypical in comparison to other blank check companies. Please revise to highlight this fact, and provide additional detail regarding the services that these individuals are required to provide. Clarify whether your chief financial officer will also be eligible for the reimbursement of any out-of-pocket expenses incurred in connection with activities on your behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. In addition, please file any related services agreement with your chief financial officer as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K. Principal Shareholders, page 125

3. Please expand the disclosure in footnote (3) to identify the natural persons who serve as directors of PFTA GP.
        You may contact John Cannarella, Staff Accountant, at 202-551-3337 or Karl Hiller,
Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Collins, Staff Attorney, at 202-
551-3176 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                              Sincerely,
FirstName LastNameAdam Felesky
                                                     Division of Corporation
Finance
Comapany NamePortage Fintech Acquisition Corporation
                                                     Office of Energy &
Transportation
May 3, 2021 Page 2
cc:       Debbie Yee
FirstName LastName